Item 77C: Special Meeting of Shareholders

A Special Meeting of Shareholders (the "Meeting") of Stratton
Monthly Dividend REIT Shares, Inc. ("SMDS") was held on March
28, 2008. The following proposal was submitted for a vote of the shareholders:

1.	The approval of a new advisory agreement between SMDS and
Stratton Management Company.

With respect to the approval of a new advisory agreement between SMDS and Stratton Management Company, the following votes and percentages were recorded:

       For                      Against                      Abstain
1,806,457 (91.498%)         86,626 (4.388%)               81,224 (4.114%)